Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the years ended December 31 as indicated:

	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	9.32	7.29	5.04	1.76	4.72

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals).